December 27, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Jennison Mid-Cap Growth Fund, Inc.

Post-Effective Amendment No. 40 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 41 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 033-11785

Investment Company Act No. 811-07811

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on October 12, 2017 on behalf of Prudential Jennison Mid-Cap Growth Fund, Inc. (the Fund) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding two new classes of shares to the Fund. The new classes of shares are known as Class R2 and Class R4.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on November 28, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on

EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class R2 and R4 shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class R2 and Class R4 shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” please consider revising all whole numbers in this and other numeric tables so that all whole numbers are followed by “.00.” Example: please revise the figure 1% so that it reads 1.00%.

Response: The requested revisions have been made in the Prospectus, as well as in the SAI.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the overall discussion does not provide sufficient specific information and details about the Fund’s principal investment strategies. Please revise the discussion by providing additional specificity and details.

Response: In response to this comment, the disclosure has been revised accordingly.

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Buying and Selling Fund Shares,” the following disclosure appears: “Important Note: Class R2 and Class R4 shares are not available for purchase until on or about June 1, 2018.” Please explain why there is such a long lead time prior to when these new share classes will be available for sale.

Response: There are several reasons why the new share classes will not be available until June 2018. First, the Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it was important to provide new investors and new group retirement plans sufficient time to process and prepare for this change. Retirement plans typically have a long implementation time frame, and usually require significant lead time in order to prepare and implement the systems changes necessary to support a new share class.

Secondly, as also noted in the Prospectus, the Fund intends to close Class A, Class C, Class Z and Class R shares to most new group retirement plan investments, also to be effective on June 19, 2018. The Fund’s investment manager, in consultation with the Fund’s Board of Directors, determined that it could be confusing and detrimental to the Fund and its investors if the new share classes were open and available for investment prior to when the Fund’s Class A, Class C, Class Z and Class R shares would be closed.

9. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please consider adding to the discussion of the Fund’s principal investment strategies in the Fund Summary relevant additional details about the Fund’s principal investment strategies that appear in this section.

Response: In response to this comment, the discussion of the Fund’s principal investment strategies appearing in the Fund Summary has been revised accordingly.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please include in the discussion of “Initial Public Offerings” any percentage or other limitations that would be applicable to the Fund’s investments in initial public offerings.

Response: There are no specific percentage or other limitations imposed on the Fund’s ability to invest in initial public offerings.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” disclosure and discussion is included with respect to the following types of securities and/or investments (listed below). If any of these securities and/or investments are considered to be part of the Fund’s principal investment strategies, they should be included in the discussion of the Fund’s principal investment strategies which appears in the Fund Summary:

--Foreign Securities
--US Government Securities
--Fixed-Income Obligations
--Short Sales
--Repurchase Agreements
--Exchange Traded Funds

Response: Because these securities and/or investments are not principal investment strategies of the Fund, they are not discussed as part of the Fund’s principal investment strategies appearing in the Fund Summary.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal and Non-Principal Strategies,” please differentiate/segregate the table so that principal and non-principal strategies are grouped separately. Also, please include in the discussion of the Fund’s principal investment strategies which appears in the Fund Summary any percentage limitations appearing in this table which are applicable to the Fund’s principal investment strategies.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” please revise the discussion of “Exchange Traded Funds (ETF) Risk” so that it also discusses premium discount risk and other specific risks associated with investing in ETFs.

Response: In response to this comment, the discussion of ETF Risks has been revised accordingly.

14. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include a discussion and explanation of “dealer reallowance,” since the sales charge table which appears in this section identifies the amount of dealer reallowance that is paid based on different sales charge amounts.

Response: In response to this comment, the Prospectus has been revised to include an explanation of the term “dealer reallowance.”

15. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” please confirm that the language and disclosures which explain the sales charges, loads, discounts and breakpoints applicable to various intermediaries conforms to the language and disclosures agreed upon by the Staff and Ms. Claudia DiGiacomo of PGIM Investments.

Response: Confirmed.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION (SAI):

16. Comment: In Part I of the SAI, in the section entitled “Information About Board Members and Officers,” the existing disclosure only denotes the year in which each director and/or officer commenced their service: please also include the month in the year in which their service commenced.

Response: In response to this comment, the month of each individual’s service commencement has been added.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel